Exhibit 20a

                                            FOR IMMEDIATE RELEASE




                         Media Relations:         Investor Relations:
                         Roger W. W. Baker        Daniel A. Conforti
                         (203) 698-5148           (203) 698-5132




    AMERICAN BRANDS ANNOUNCES COMPLETION OF GALLAHER SPIN-OFF

Old Greenwich, CT, May 30, 1997 -- American Brands, Inc. (NYSE-

AMB) today announced that the spin-off of its international

tobacco operations conducted by its wholly-owned subsidiary,

Gallaher Group Plc, to American Brands Common stockholders was completed.

     The Company also announced that the change in its name from

American Brands to Fortune Brands would be effective later today.

The Common stock of Fortune Brands will begin trading on Monday,

June 2, 1997 under the symbol "FO".

     Fortune Brands, Inc. is an international consumer products holding company with headquarters in Old Greenwich, Connecticut.

Its operating companies have powerhouse brands and leading market positions.  Home and office products consist of hardware and home improvement brands -- including Moen faucets, Master locks and

Aristokraft cabinets sold by units of MasterBrand Industries --

and office products brands -- including ACCO World Corporation's

Day-Timer and Swingline.  Acushnet Company's golf brands include

Titleist, Cobra, Pinnacle and Foot-Joy.  Major distilled spirits brands sold by units of JBB Worldwide, Inc. include Jim Beam and the Small Batch Bourbons, DeKuyper cordials, After Shock liqueur and Whyte & Mackay Scotch.

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